

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month of ....**June 30**...20...**02**...

CANON INC.

(Translation of registrant's name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.......**X**.........Form 40-F...................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes...................No.......**X**.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-...................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
....
(Registrant)

Date....**July 30, 2002**....... By  ....
(Signature)*

Hiroyuki Yoshida
Manager, Finance Department
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Results for the second quarter and the first half ended June 30, 2002.

Canon

RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2002

July 30, 2002

CONSOLIDATED RESULTS FOR THE FIRST HALF

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected	
	Six months ended June 30, 2002 (Unaudited)	Six months ended June 30, 2001 (Unaudited)	Change(%)	Six months ended June 30, 2002 (Unaudited)	Year ended December 31, 2001 (Audited)	Year ending December 31, 2002	Change(%)
Net sales	¥ 1,384,483	¥ 1,473,975	- 6.1	$ 11,537,358	¥ 2,907,573	¥ 2,910,000	+ 0.1
Operating profit	140,028	163,640	- 14.4	1,166,900	281,839	305,000	+ 8.2
Income before income taxes	127,195	168,622	- 24.6	1,059,958	281,566	288,000	+ 2.3
Income before cumulative effect of change in accounting principle	73,205	96,371	- 24.0	610,042	163,869	-	-
Net income	73,205	100,063	- 26.8	610,042	167,561	168,000	+ 0.3
Earnings per share:							
Income before cumulative effect of change in accounting principle:							
- Basic	¥ 83.51	¥ 110.04	- 24.1	$ 0.70	¥ 187.07	-	-
- Diluted	82.46	108.51	- 24.0	0.69	184.55	-	-
Net Income:							
- Basic	¥ 83.51	¥ 114.26	- 26.9	$ 0.70	¥ 191.29	¥ 191.62	+ 0.2
- Diluted	82.46	112.67	- 26.8	0.69	188.70	-	-

	Actual				
	As of June 30, 2002 (Unaudited)	As of June 30, 2001 (Unaudited)	Change(%)	As of June 30, 2002 (Unaudited)	As of December 31, 2001 (Audited)
Total assets	¥ 2,764,509	¥ 2,827,275	- 2.2	$ 23,037,575	¥ 2,844,756
Stockholders' equity	¥ 1,499,994	¥ 1,398,000	+ 7.3	$ 12,499,950	¥ 1,458,476

Notes: 1. Canon's consolidated financial statements conform with accounting principles generally accepted in the United States of America.
2. U.S. dollar amounts are translated from yen at the rate of US$ = JPY 120, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 28, 2002, solely for the convenience of the reader.
3. In 2001 closing, loss on disposal of property, plant and equipment is accounted for in "Selling, general and administrative expenses," and the statement of income for the first half ended June 30, 2001, is restated to maintain comparability.

NON-CONSOLIDATED RESULTS FOR THE FIRST HALF

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual			Actual	Projected	
	Six months ended June 30, 2002 (Audited)	Six months ended June 30, 2001 (Audited)	Change(%)	Year ended December 31, 2001 (Audited)	Year ending December 31, 2002	Change(%)
Net sales	¥ 808,357	¥ 903,737	- 10.6	¥ 1,707,459	¥ 1,723,000	+ 0.9
Operating profit	89,851	128,834	- 30.3	193,389	197,000	+ 1.9
Ordinary profit	93,698	130,035	- 27.9	211,127	215,000	+ 1.8
Net income	58,478	26,111	+ 124.0	39,163	131,000	+ 234.5
Net income per share	¥ 66.71	¥ 29.82	+ 123.7	¥ 44.71	¥ 149.42	+ 234.2
Dividend per share	12.50	10.50	-	25.00	25.00	-

	Actual			Actual
	As of June 30, 2002 (Audited)	As of June 30, 2001 (Audited)	Change(%)	As of December 31, 2001 (Audited)
Total assets	¥ 1,739,891	¥ 1,650,860	+ 5.4	¥ 1,658,066
Stockholders' equity	¥ 1,163,384	¥ 1,117,314	+ 4.1	¥ 1,118,443

Canon Inc.
Headquarter office

30-2, Shimomaruko 3-chome, Ohta-ku,
Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

Management Policy

Under its corporate philosophy of *kyosei*—living and working together for the common good—Canon's basic management policy is to contribute to the prosperity and well being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.

Management objectives

Aiming to increase corporate value, Canon Inc. launched Phase II of its Excellent Global Corporation Plan in 2001. This five-year management initiative, which will conclude in 2005, targets the fulfillment of the following four conditions with the aim of completing Canon's transition to a truly excellent global corporation.

1) Securing the No. 1 position worldwide in all core business areas
2) Building up R&D strength capable of continually creating new businesses
3) Achieving a strong financial position
4) Fostering a corporate culture whereby all employees work ardently to achieve the company's goals

Mid- to long-term strategy

To achieve the objectives above, we must effectively execute the following mid- and long-term strategies:

1) Become No. 1 in the digital photo market

By linking digital cameras and Bubble Jet printers, we aim to contribute to the creation of a "digital photo" market, as we promote our expertise in the input and output of digital images. This market will extend beyond hardware to include both print-related consumables and services. And, by continuously launching competitive products that leverage our expertise in optical and image-processing technology, we will strive to become the top manufacturer in terms of both scale of operations and profitability. We will also further refine the quality of photographic images produced on our Bubble Jet printers and increase print speed. At the same time, we will continue to introduce printers and digital cameras that support "camera direct" printing, which enables the easy printing of digital photos without the use of a personal computer. Furthermore, by enhancing such products as photo print software and printer paper, we will work to expand the digital photo market.

Canon is uniquely positioned as one of the few companies to possess world-leading technology for both cameras and photo-quality color printers. Fully utilizing this technological advantage and Canon's high brand value, we are focusing our efforts on securing the No. 1 spot in the digital photo market.

2) No. 1 position in existing businesses

Among our core businesses, we are already No. 1 worldwide in the areas of copying machines and laser beam printers. We intend, however, to create new business opportunities, while also leading the way in expanding the color market through the active introduction of color copiers, developing the "print-on-demand" market with high-speed copiers, and promoting service businesses that offer document solutions.

With regard to the Bubble Jet printer segment, we will strengthen our efforts to become No. 1 in this market by actively expanding our market share. To this end we will introduce a powerful lineup of products featuring a new printhead that realizes high output speeds and high image quality, push forward with the development of the digital photo technology mentioned above, and further develop the office market by improving print speed.

In the area of semiconductor-production equipment, we aim to realize the early launch of next-generation tools in pursuit of achieving the No. 1 position in the industry by accelerating the development of base technologies and speeding up the in-house production of key components. We will also actively improve our ability to produce aligners for the manufacture of liquid crystal display panels in order to meet rapidly rising demand.

3) Strengthening of R&D

To become No. 1 in our core businesses and create new business areas, we will concentrate our efforts on strengthening the company's R&D capabilities. In addition to strengthening product "engine" technology, platform technologies, and common base technologies, we will enhance the organizational structure of our overseas R&D operations.

4) Achieving a strong financial position

We believe that the establishment of a healthy financial constitution is essential for the realization of continued corporate growth. While Canon Inc. has been actively strengthening its financial position, we will continue to promote cash-flow management to achieve financial strength befitting a truly excellent global company.

In addition to the abovementioned management strategies, we will continue working to establish the "Three Regional Headquarters System," which involves enhancing the headquarter functions of Canon's regional marketing headquarters in Europe and the Americas. And on the domestic front, we are actively working to optimize and improve the efficiency of the Canon Group through reorganization. As part of this effort, it was decided that by the end of the first quarter of 2003 Canon System and Support Co., Ltd. and Canon NTC Inc. would become wholly owned subsidiaries of Canon Sales Co. Inc. to promote greater efficiency in domestic marketing, and that Canon Aptex Inc. and Copyer Co., Ltd. would merge in January 2003 as a means of strengthening domestic manufacturing operations. Other measures that are being undertaken to improve revenues for the Group include the global expansion of production innovation, optimized production allocation based on a shift to China and Southeast Asia, inventory reductions through supply-chain management, and the acceleration of the in-house production of key parts. Through these activities we will target growth for the Canon Group and seek to heighten Canon's corporate value through the improvement of such financial indicators as ROA (Return on Assets) and ROE (Return on Equity).

Business challenges and countermeasures

One of the challenges that Canon faces is the establishment of stable business management that offers resiliency against the influence of exchange rate fluctuations. With an export sales ratio of more than 70%, we are heavily exposed to the effects of changes in exchange rates. For the short term, we will work to alleviate the effects of fluctuating exchange rates by shifting production overseas and by increasing the proportion of locally procured parts.

For the long term, we will establish product development operations in the United States and Europe, enabling each region—Japan, the Americas and Europe—to develop, produce and export its own products all over the world. Through the realization of international diversification across our production and marketing operations, we believe that the impact of exchange rate fluctuations can be minimized.

We also view environmental concerns as a management issue of extreme importance. From the product development stage through to production, sales, operation, recovery and recycling, we pour our efforts into creating environmentally conscious products designed with energy savings, resource conservation, and the elimination of harmful substances in mind. Furthermore, we actively disclose environmental information and support local environmental activities.

Dividend policy

With regard to profit distribution, Canon recognizes its dividend policy as one of the company's most important management issues. We intend to maintain stable dividend payments in the future, contingent upon the combination of consolidated financial performance, as well as capital requirements to fund future business expansion and improve profitability.

Round lot policy

Currently, one trading unit, or round lot, for Canon's stock on the Tokyo Stock Exchange consists of 1,000 shares. The Tokyo Stock Exchange has requested that some listed companies with a high stock price reduce the number of shares making up a trading unit with the aim of encouraging participation in the market by individual investors. While we appreciate that reduced-quantity round lots can increase liquidity and attract new investors, it is the company's basic policy that the issue should be assessed in a prudent manner in accordance with future market demands. As we believe that Canon's stock now enjoys a reasonable level of liquidity, the related costs of smaller round lot investment would not be justified at this time.

Operating Results and Financial Conditions

2002 First half in Review

Looking back at the global economy in the first half of 2002, in the United States, while healthy consumer spending and housing investment from the beginning of the year, coupled with an increase in industrial production fueled by progress in inventory adjustment, pointed to signs of an economic upturn, a full-scale recovery in capital investment had yet to materialize as capacity utilization ratios remained low throughout the manufacturing industry. In Japan, an increase in exports and the near completion of inventory adjustment has guided the economy through a bottoming out, but the overall business climate remained harsh amid flat consumer spending. European economies recovered moderately overall, with the pace of recovery varying in each country. The Chinese economy continued to record substantial growth attributable to increased exports while the other economies in Asia recovered only moderately.

As for the markets in which the Canon Group operates, unfavorable consumer spending in Japan, the United States, and Europe resulted in reduced demand for printers and other IT-related equipment while corporate-use digital copying machines, especially multifunction digital and color machines, posted generally favorable results. The digital camera market continued to show strong growth, supported by robust demand. In the field of semiconductor-production equipment, despite price improvements in the memory device market resulting from progress in inventory adjustments, memory device manufacturers continued to exercise restraint in capital spending. The average value of the yen for the half was ¥129.31 to the U.S. dollar and ¥116.35 to the euro, a year-on-year decrease of about 7% for both.

Amid these conditions, Canon's consolidated net sales decreased by 6.1% from the year-ago period to ¥1,384.5 billion (US$11,537 million) owing to a significant decrease in sales of laser beam printers and semiconductor-production equipment. Although retail prices were pulled down by severe competition in the marketplace, Canon's gross profit ratio during the first six months improved by 3.1% to 47.0%, reflecting the positive effects of maintaining relatively high product prices through new product launches, combined with cost reductions realized through sustained production reformation activities and the depreciation of the yen. As a result, despite a decline in sales, Canon's gross profit increased by 0.5% to ¥650.3 billion (US$5,419 million).

Selling, general and administrative expenses rose 5.5% year on year for the first half as R&D expenditures increased by ¥3.4 billion (US$28 million) to ¥110.6 billion (US$922 million). Selling expenses also grew due to a one-time expense related to the optimization and consolidation of the company's production and sales organizations. Consequently, operating profit in the first half totaled ¥140 billion (US$1,167 million), a decrease of 14.4%.

In the area of non-operating income and expenses, the promotion of cash flow management has resulted in improved financial strength, making possible an improvement in net interest income of ¥1.3 billion (US$11 million) compared with the corresponding period for the previous year. Currency exchange losses increased by ¥5.0 billion (US$42 million) due to the sudden appreciation of the yen against the U.S. dollar toward the end of the term, while equity affiliates earnings also worsened by ¥3.5 billion (US$29 million) due to the deteriorating profit margins of the affiliated company that manufactures memory devices. Another factor behind the decrease in non-operating income was attributable to the ¥15.5 billion gain realized through the securities contributed to the company's retirement benefit trust in the previous year. Overall, non-operating income and expenses worsened by ¥17.8 billion (US$148 million) from the year-ago period. Consequently, income before income taxes totaled ¥127.2 billion (US$1,060 million), a decrease of 24.6%. While net income improved in the previous year to ¥3.7 billion as a result of the cumulative effect of the adoption of new accounting standards, year-on-year net income in the first half of 2002 decreased by 26.8% to ¥73.2 billion (US$610 million).

Basic net income per share for the period was ¥83.51 (US$0.70), a ¥30.75 (US$0.26) decline from the first half of last year.

Results by Product Segment

In the business machine segment, the company's strong lineup of 16 to 105 copy-per-minute digital black-and-white copying machines, completed in the previous year, fueled copying machine sales growth of 8.5%. In particular, the iR5000/6000 series, iR1600/2000 series and iR2200/2800/3300 series models recorded healthy sales during the six-month period. In the field of computer peripherals, while sales of Bubble Jet printers grew owing to the introduction of new products, sales of laser beam printers decreased significantly due to inventory adjustment by the OEM partner. As a result, sales of computer peripherals decreased by 15.5%. Among business systems, including facsimile machines, computers, micrographics and calculators, facsimile machine sales grew steadily in the face of continued severe price competition in the market, supported by strong sales of multifunction machines. Declining domestic computer sales, however, resulted in a 12.4% decrease in sales of business systems. Consequently, sales of business machines overall totaled ¥1,071.7 billion (US$8,931 million), a 5.8% year-on-year decline for the first half. While cost-cutting measures and strong sales of price-competitive mid-range and high-end copying machines and Bubble Jet printers, along with the positive effects of the weak yen, favorably affected the operating profit ratio, it was not enough to offset the significant decline in sales volume of laser beam printers. As a result, operating profit for business machines in the first half of 2002 was ¥177.9 billion (US$1,482 million), a 4.9% decline from the same period of the previous year.

In the camera sector, while demand for 35mm and Advanced Photo System cameras slipped under the effects of the increasing popularity of digital cameras and price competition, the digital camera market continued to show rapid growth. The strong sales achieved by Canon's digital camera lineup of PowerShot-series and ultra-compact IXY DIGITAL-series models introduced last year, further bolstered by seven new products launched during the first half of 2002, contributed to a significant increase in sales for the period. Also supported by growing digital video camcorder sales in all regions, especially the Americas, camera sales overall continued to achieve double-digit growth of 20.8% in the first half to ¥211.4 billion (US$1,762 million). Operating profit for the camera segment appreciably advanced 83.3% to ¥28.1 billion (US$234 million), attributable to the rapid growth in sales of digital cameras and video camcorders.

Sales of optical and other products decreased by 36.9% to ¥101.4 billion (US$845 million) due to a drop in demand for semiconductor-production equipment, reflecting restrained capital expenditure by memory device manufacturers. Optical and other products, which recorded an operating profit of ¥16.0 billion in the first half of 2001, suffered operating losses of ¥8.5 billion (US$71 million) during the first six months of 2002.

Cash Flow

In the first half of 2002, Canon maintained cash flow from operating activities of ¥202.9 billion (US$1,691 million), an increase of ¥24.7 billion (US$206 million) from the corresponding period for the previous year, despite the substantial decrease in net income. Efforts to reduce working capital, including inventory control, minimized the negative impact of the drop in net income. Capital expenditure totaled ¥104.9 billion (US$874 million), used mainly for the development of the company's headquarter facilities and construction of a new factory for manufacturing copying machines in Suzhou, China. Cash flow from investing activities totaled ¥130.6 billion (US$1,089 million), including payment of ¥16.9 billion (US$141 million) for the purchase of outstanding stock of Canon System and Support Inc., Canon N.T.C., Inc. and Canon (Schweiz) AG from their minority shareholders to realize full ownership of the three subsidiaries. As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled positive ¥72.3 billion (US$602 million).

Cash flow from financing activities recorded an outlay of ¥119.9 billion (US$999 million), mainly resulting from active efforts to repay short-term loans toward the goal of improving the company's financial position. Cash and cash equivalents, which totaled ¥445.2 billion (US$3,710 million), remained at a high level, although representing a ¥61.0 billion (US$509 million) decrease from the end of the previous year.

Non-consolidated Results and Dividend

Canon Inc.'s non-consolidated net sales declined by 10.6% to ¥808.3 billion (US$6,736 million) and ordinary profit also declined by 27.9% to ¥93.6 billion (US$781 million). Non-consolidated net income, however, increased significantly by 124.0% to ¥58.4 billion (US$487 million) owing to a one-time amortization of net transition obligation in accordance with the introduction of the new Japanese pension accounting method in the previous year.

The Board of Directors is planning to increase the interim dividend by ¥2.00 (US$0.02) to ¥12.50 (US$0.10) per share while maintaining the year-total dividend at ¥25.00 (US$0.21), the same as for the previous year.

Outlook

Regarding the outlook for the global economy in the second half of 2002, in the United States concern over a further reduction in consumer spending is growing as corporate earnings and employment conditions fail to show signs of a recovery, public distrust of corporate accounting is on the rise amidst a growing number of accounting scandals involving major companies, and anxiety lingers over the threat of additional acts of terrorism. Under these conditions, the prospects for and potential strength of an economic recovery in the second half grow increasingly uncertain. In Japan, personal consumption is not expected to rise rapidly owing to the severe climate surrounding employment and personal income, while export sales would also be negatively affected by a delayed recovery of the U.S economy. Although the economy in Japan is in the process of recovering, the overall feeling of economic stagnation will probably continue. In Europe and

Asia, moderate economic growth is anticipated in the second half of 2002, restrained by the delay of an economic recovery in the U.S. and Japan.

In the businesses in which Canon is involved, stable demand is projected for monochrome and full-color digital multifunction copying machines, and the digital camera market is also expected to continue expanding. Within the semiconductor-production equipment market, restrained capital investment by memory device manufacturers will likely continue until the third quarter of 2002 with orders expected to revive during the fourth quarter of the year.

Significant changes in currency exchange rates are not predicted and, for the year, the yen is expected to remain at approximately the same level against the U.S. dollar as last year while weakening slightly against the euro.

With the announcement of consolidated results for the first quarter of 2002, Canon revised its forecast for the Canon Group in 2002. However, upon considering the current market and currency exchange environments, the company has revised downward these forecasts and now anticipates consolidated net sales of ¥2,910.0 billion (US$24,250 million), consolidated income before income taxes of ¥288.0 billion (US$2,400 million), and consolidated net income of ¥168.0 billion (US$1,400 million). Although Canon anticipates to turn to increase both net sales and net income from the second half in the year, the major improvement will be shown in the forth quarter. Canon anticipates consolidated net sales in the third quarter of ¥690.0 billion (US$5,750 million), or a 1.4% increase compared with the same period of the previous year and consolidated income before income taxes of ¥75.5 billion (US$629 million), or a 7.7% increase compared with the same period of the previous year. The company has also revised downward its non-consolidated forecasts and projects non-consolidated net sales of ¥1,723.0 billion (US$14,358 million), non-consolidated ordinary profit of ¥215.0 billion (US$1,792 million), and non-consolidated net income of ¥131.0 billion (US$1,092 million). These forecasts assume currency exchange rates for the remainder of 2002 of ¥115.00 to the U.S. dollar and ¥115.00 to the euro.

Consolidated Outlook

Fiscal year

Millions of yen

	Year ending December 31, 2002		Change	Year ended December 31, 2001	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)
Net sales	¥ 2,990,000	¥ 2,910,000	(80,000)	¥ 2,907,573	+ 0.1
Income before income taxes	317,000	288,000	(29,000)	281,566	+ 2.3
Net income	178,000	168,000	(10,000)	167,561	+ 0.3

Non-consolidated Outlook

Fiscal year

Millions of yen

	Year ending December 31, 2002		Change	Year ended December 31, 2001	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)
Net sales	¥ 1,763,000	¥ 1,723,000	(40,000)	¥ 1,707,459	+ 0.9
Ordinary profit	230,000	215,000	(15,000)	211,127	+ 1.8
Net income	136,000	131,000	(5,000)	39,163	+ 234.5

These reports contain forward-looking statements which reflect management's current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in any forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. (Cautionary Statements for Purposes of the Safe Harbor Provisions of the United States Private Securities Litigation Reform Act of 1995.)

GROUP POSITION

1. NUMBER OF GROUP COMPANIES

	June 30, 2002	June 30, 2001	Change
Subsidiaries	192	202	-10
Affiliated Companies	21	21	0
Total	213	223	-10

2. GROUP STRUCTURE AND MAJOR GROUP COMPANIES


Outside Customers
Sales Companies
Japan
Canon Sales Co., Inc.
Canon System & Support Inc.
etc.
Americas
Canon U.S.A., Inc.
Canon Canada, Inc.
Canon Latin America, Inc.
etc.
Europe
Canon Europa N.V.
Canon (U.K.) Ltd.
Canon France S.A.
Canon Deutschland GmbH , etc.
Other
Canon Australia Pty.Ltd.
Canon Singapore Pte.Ltd.
Canon Hongkong Co., Ltd.
etc.
Canon Inc.
Domestic Manufacturers
Business Machines
Canon Electronics Inc., Canon Aptex Inc.
Copyer Co., Ltd., Canon N.T.C., Inc.
Nisca Corporation, Canon Chemicals Inc.
Nagahama Canon Inc., Canon Precision Inc.
Canon Components, Inc.
Oita Canon Materials Inc.
Ueno Canon Materials Inc. , etc.
Cameras
Oita Canon Inc.
Optical and Other Products
Canon Electronics Inc.
Canon Precision Inc., Canon Components, Inc.
Nagahama Canon Inc. , etc.
Overseas Manufacturers
Business Machines
Canon Virginia, Inc.
Canon Giessen GmbH, Canon Bretagne S.A.S
Canon Dalian Business Machines, Inc.
Canon Zuhai, Inc.,
Canon Electronic Business Machines (H.K.) Co., Ltd.
Canon Hi-Tech (Thailand) Ltd.
*Lotte Canon Co., Ltd. , etc.
Cameras
Canon Inc., Taiwan
Canon Opto (Malaysia) Sdn. Bhd.,
Canon Zuhai, Inc. , etc.
Other Companies
Canon Software Inc.,
Canon Research Centre Europe Ltd.
Canon Research Centre France S.A.S
Canon Development Americas, Inc.
Canon Information Systems Research Australia Pty.Ltd.
*TECH Semiconductor Singapore Pte.Ltd. , etc.
Product Supply
Parts Supply

Notes: 1. The companies with (*) are affiliated companies (equity method).

2. Following subsidiaries are listed on domestic stock exchange.

Tokyo Stock Exchange (1st section): Canon Sales Co., Inc., Canon Electronics Inc., Canon System & Support Inc., Canon Aptex Inc.

Tokyo Stock Exchange (2nd section): Copyer Co., Ltd., Canon N.T.C., Inc.

JASDAQ: Canon Software Inc., Nisca Corporation.

1. CONSOLIDATED STATEMENTS OF INCOME

Results for the second quarter

	Millions of yen			Thousands of U.S. dollars
	Three months ended June 30, 2002 (Unaudited)	Three months ended June 30, 2001 (Unaudited)	Change(%)	**Three months ended June 30, 2002 (Unaudited)**
Net sales	**¥ 733,392**	¥ 759,277	- 3.4	**$ 6,111,600**
Cost of sales	**389,717**	409,858		**3,247,642**
Gross profit	**343,675**	349,419	- 1.6	**2,863,958**
Selling, general and administrative expenses	**268,198**	262,779		**2,234,983**
Operating profit	**75,477**	86,640	- 12.9	**628,975**
Other income (deductions):				
Interest and dividend income	**2,248**	2,642		**18,733**
Interest expense	**(1,698)**	(2,868)		**(14,150)**
Other, net	**(10,849)**	8,497		**(90,408)**
	(10,299)	8,271		**(85,825)**
Income before income taxes	**65,178**	94,911	- 31.3	**543,150**
Income taxes	**22,320**	38,890		**186,000**
Income before minority interests	**42,858**	56,021		**357,150**
Minority interests	**1,307**	(715)		**10,892**
Net income	**¥ 41,551**	¥ 56,736	- 26.8	**$ 346,258**

Note: Canon's comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains on securities, change in minimum pension liability adjustments and change in net losses on derivative financial instruments. Comprehensive income for three months ended June 30, 2002 and 2001 were JPY 13,470 million (U.S.$ 112,250 thousand) and JPY 45,454 million, respectively.

Results for the first half

	Millions of yen			Thousands of U.S. dollars	Millions of yen
	Six months ended June 30, 2002 (Unaudited)	Six months ended June 30, 2001 (Unaudited)	Change(%)	**Six months ended June 30, 2002 (Unaudited)**	Year ended December 31, 2001 (Audited)
Net sales	**¥ 1,384,483**	¥ 1,473,975	- 6.1	**$ 11,537,358**	¥ 2,907,573
Cost of sales	**734,221**	826,808		**6,118,508**	1,626,959
Gross profit	**650,262**	647,167	+ 0.5	**5,418,850**	1,280,614
Selling, general and administrative expenses	**510,234**	483,527		**4,251,950**	998,775
Operating profit	**140,028**	163,640	- 14.4	**1,166,900**	281,839
Other income (deductions):					
Interest and dividend income	**4,734**	5,639		**39,450**	9,571
Interest expense	**(3,482)**	(5,727)		**(29,017)**	(10,712)
Other, net	**(14,085)**	5,070		**(117,375)**	868
	(12,833)	4,982		**(106,942)**	(273)
Income before income taxes	**127,195**	168,622	- 24.6	**1,059,958**	281,566
Income taxes	**51,539**	70,965		**429,491**	115,154
Income before minority interests	**75,656**	97,657		**630,467**	166,412
Minority interests	**2,451**	1,286		**20,425**	2,543
Income before cumulative effect of change in accounting principle	**73,205**	96,371	- 24.0	**610,042**	163,869
Cumulative effect of accounting change	**-**	3,692		**-**	3,692
Net income	**¥ 73,205**	¥ 100,063	- 26.8	**$ 610,042**	¥ 167,561

Note: Canon's comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains on securities, change in minimum pension liability adjustments and change in net losses on derivative financial instruments. Comprehensive income for six months ended June 30, 2002 and 2001 were JPY 53,370 million (U.S.$ 444,750 thousand) and JPY 109,335 million, respectively.

2. DETAILS OF SALES

Results for the second quarter

Sales by product	Millions of yen **Three months ended June 30, 2002 (Unaudited)**	Millions of yen Three months ended June 30, 2001 (Unaudited)	Change(%)	Thousands of U.S. dollars **Three months ended June 30, 2002 (Unaudited)**
Business machines:				
Copying machines	**¥ 243,241**	¥ 225,286	+ 8.0	**$ 2,027,008**
Computer peripherals	**243,420**	266,970	- 8.8	**2,028,501**
Business systems	**67,663**	77,618	- 12.8	**563,858**
	554,324	569,874	- 2.7	**4,619,367**
Cameras	**125,681**	103,143	+ 21.9	**1,047,341**
Optical and other products	**53,387**	86,260	- 38.1	**444,892**
Total	**¥ 733,392**	¥ 759,277	- 3.4	**$ 6,111,600**

Sales by region	Millions of yen **Three months ended June 30, 2002 (Unaudited)**	Millions of yen Three months ended June 30, 2001 (Unaudited)	Change(%)	Thousands of U.S. dollars **Three months ended June 30, 2002 (Unaudited)**
Japan	**¥ 182,750**	¥ 214,576	- 14.8	**$ 1,522,917**
Overseas:				
Americas	**245,711**	256,980	- 4.4	**2,047,592**
Europe	**217,865**	203,296	+ 7.2	**1,815,541**
Other areas	**87,066**	84,425	+ 3.1	**725,550**
	550,642	544,701	+ 1.1	**4,588,683**
Total	**¥ 733,392**	¥ 759,277	- 3.4	**$ 6,111,600**

Results for the first half

Sales by product	Millions of yen **Six months ended June 30, 2002 (Unaudited)**	Millions of yen Six months ended June 30, 2001 (Unaudited)	Change(%)	Thousands of U.S. dollars **Six months ended June 30, 2002 (Unaudited)**	Millions of yen Year ended December 31, 2001 (Audited)
Business machines:					
Copying machines	**¥ 472,431**	¥ 435,264	+ 8.5	**$ 3,936,925**	¥ 891,814
Computer peripherals	**459,455**	543,445	- 15.5	**3,828,791**	1,025,352
Business systems	**139,797**	159,521	- 12.4	**1,164,975**	306,323
	1,071,683	1,138,230	- 5.8	**8,930,691**	2,223,489
Cameras	**211,392**	174,963	+ 20.8	**1,761,600**	381,367
Optical and other products	**101,408**	160,782	- 36.9	**845,067**	302,717
Total	**¥ 1,384,483**	¥ 1,473,975	- 6.1	**$ 11,537,358**	¥ 2,907,573

Sales by region	Millions of yen **Six months ended June 30, 2002 (Unaudited)**	Millions of yen Six months ended June 30, 2001 (Unaudited)	Change(%)	Thousands of U.S. dollars **Six months ended June 30, 2002 (Unaudited)**	Millions of yen Year ended December 31, 2001 (Audited)
Japan	**¥ 361,138**	¥ 419,887	- 14.0	**$ 3,009,483**	¥ 827,288
Overseas:					
Americas	**462,772**	490,724	- 5.7	**3,856,433**	982,104
Europe	**406,617**	409,211	- 0.6	**3,388,475**	806,104
Other areas	**153,956**	154,153	- 0.1	**1,282,967**	292,077
	1,023,345	1,054,088	- 2.9	**8,527,875**	2,080,285
Total	**¥ 1,384,483**	¥ 1,473,975	- 6.1	**$ 11,537,358**	¥ 2,907,573

3. SEGMENT INFORMATION BY PRODUCT

Result for the second quarter	Millions of yen			Thousands of U.S. dollars
	Three months ended June 30, 2002 (Unaudited)	Three months ended June 30, 2001 (Unaudited)	Change(%)	**Three months ended June 30, 2002 (Unaudited)**
Business machines				
Net sales:				
Unaffiliated customers	¥ 554,324	¥ 569,874	- 2.7	$ 4,619,367
Intersegment	-	-	-	-
Total	554,324	569,874	- 2.7	4,619,367
Operating cost and expenses	459,044	468,722	- 2.1	3,825,367
Operating profit	95,280	101,152	- 5.8	794,000
Cameras				
Net sales:				
Unaffiliated customers	¥ 125,681	¥ 103,143	+ 21.9	$ 1,047,341
Intersegment	-	-	-	-
Total	125,681	103,143	+ 21.9	1,047,341
Operating cost and expenses	108,322	92,873	+ 16.6	902,683
Operating profit	17,359	10,270	+ 69.0	144,658
Optical and other products				
Net sales:				
Unaffiliated customers	¥ 53,387	¥ 86,260	- 38.1	$ 444,892
Intersegment	34,485	30,451	+ 13.2	287,375
Total	87,872	116,711	- 24.7	732,267
Operating cost and expenses	91,908	109,495	- 16.1	765,900
Operating profit	(4,036)	7,216	-	(33,633)
Corporate and Eliminations				
Net sales:				
Unaffiliated customers	-	-	-	-
Intersegment	(34,485)	(30,451)	-	(287,375)
Total	(34,485)	(30,451)	-	(287,375)
Operating cost and expenses	(1,359)	1,547	-	(11,325)
Operating profit	(33,126)	(31,998)	-	(276,050)
Consolidated				
Net sales:				
Unaffiliated customers	¥ 733,392	¥ 759,277	- 3.4	$ 6,111,600
Intersegment	-	-	-	-
Total	733,392	759,277	- 3.4	6,111,600
Operating cost and expenses	657,915	672,637	- 2.2	5,482,625
Operating profit	75,477	86,640	- 12.9	628,975

Note: General corporate expenses of JPY 33,143 million (U.S.$276,192 thousand) and JPY 32,058 million in the three months ended June 30, 2002 and 2001, respectively, are included in "Corporate and Eliminations."

Result for the first half

	Millions of yen			Thousands of U.S. dollars	Millions of yen
	Six months ended June 30, 2002 (Unaudited)	Six months ended June 30, 2001 (Unaudited)	Change(%)	**Six months ended June 30, 2002 (Unaudited)**	Year ended December 31, 2001 (Audited)
Business machines					
Net sales:					
Unaffiliated customers	¥ **1,071,683**	¥ 1,138,230	- 5.8	$ **8,930,691**	¥ 2,223,489
Intersegment	**-**	-	-	**-**	-
Total	**1,071,683**	1,138,230	- 5.8	**8,930,691**	2,223,489
Operating cost and expenses	**893,832**	951,256	- 6.0	**7,448,599**	1,888,571
Operating profit	**177,851**	186,974	- 4.9	**1,482,092**	334,918
Cameras					
Net sales:					
Unaffiliated customers	¥ **211,392**	¥ 174,963	+ 20.8	$ **1,761,600**	¥ 381,367
Intersegment	**-**	-	-	**-**	-
Total	**211,392**	174,963	+ 20.8	**1,761,600**	381,367
Operating cost and expenses	**183,337**	159,659	+ 14.8	**1,527,808**	345,223
Operating profit	**28,055**	15,304	+ 83.3	**233,792**	36,144
Optical and other products					
Net sales:					
Unaffiliated customers	¥ **101,408**	¥ 160,782	- 36.9	$ **845,067**	¥ 302,717
Intersegment	**63,259**	62,165	+ 1.8	**527,158**	116,748
Total	**164,667**	222,947	- 26.1	**1,372,225**	419,465
Operating cost and expenses	**173,158**	206,903	- 16.3	**1,442,984**	395,615
Operating profit	**(8,491)**	16,044	-	**(70,759)**	23,850
Corporate and Eliminations					
Net sales:					
Unaffiliated customers	**-**	-	-	**-**	-
Intersegment	**(63,259)**	(62,165)	-	**(527,158)**	(116,748)
Total	**(63,259)**	(62,165)	-	**(527,158)**	(116,748)
Operating cost and expenses	**(5,872)**	(7,483)	-	**(48,933)**	(3,675)
Operating profit	**(57,387)**	(54,682)	-	**(478,225)**	(113,073)
Consolidated					
Net sales:					
Unaffiliated customers	¥ **1,384,483**	¥ 1,473,975	- 6.1	$ **11,537,358**	¥ 2,907,573
Intersegment	**-**	-	-	**-**	-
Total	**1,384,483**	1,473,975	- 6.1	**11,537,358**	2,907,573
Operating cost and expenses	**1,244,455**	1,310,335	- 5.0	**10,370,458**	2,625,734
Operating profit	**140,028**	163,640	- 14.4	**1,166,900**	281,839

Note: General corporate expenses of JPY 57,366 million (U.S.$478,050 thousand) and JPY 54,729 million in the six months ended June 30, 2002 and 2001, respectively, are included in "Corporate and Eliminations."

4. SEGMENT INFORMATION BY GEOGRAPHIC AREA

Result for the first half	Millions of yen			Thousands of U.S. dollars	Millions of yen
	Six months ended June 30, 2002 (Unaudited)	Six months ended June 30, 2001 (Unaudited)	Change(%)	**Six months ended June 30, 2002 (Unaudited)**	Year ended December 31, 2001 (Audited)
Japan					
Net sales:					
Unaffiliated customers	¥ 383,068	¥ 440,400	- 13.0	$ 3,192,233	¥ 858,580
Intersegment	666,437	730,703	- 8.8	5,553,642	1,378,031
Total	1,049,505	1,171,103	- 10.4	8,745,875	2,236,611
Operating cost and expenses	880,659	963,720	- 8.6	7,338,825	1,893,448
Operating profit	168,846	207,383	- 18.6	1,407,050	343,163
Americas					
Net sales:					
Unaffiliated customers	¥ 461,538	¥ 491,100	- 6.0	$ 3,846,150	¥ 983,561
Intersegment	6,127	8,804	- 30.4	51,058	17,475
Total	467,665	499,904	- 6.4	3,897,208	1,001,036
Operating cost and expenses	447,457	487,897	- 8.3	3,728,808	969,630
Operating profit	20,208	12,007	+ 68.3	168,400	31,406
Europe					
Net sales:					
Unaffiliated customers	¥ 403,829	¥ 407,818	- 1.0	$ 3,365,242	¥ 805,243
Intersegment	2,464	1,148	+ 114.6	20,533	2,449
Total	406,293	408,966	- 0.7	3,385,775	807,692
Operating cost and expenses	399,036	407,085	- 2.0	3,325,300	806,495
Operating profit	7,257	1,881	+ 285.8	60,475	1,197
Others					
Net sales:					
Unaffiliated customers	¥ 136,048	¥ 134,657	+ 1.0	$ 1,133,733	¥ 260,189
Intersegment	193,561	150,789	+ 28.4	1,613,009	299,410
Total	329,609	285,446	+ 15.5	2,746,742	559,599
Operating cost and expenses	322,431	278,145	+ 15.9	2,686,925	546,291
Operating profit	7,178	7,301	- 1.7	59,817	13,308
Corporate and Eliminations					
Net sales:					
Unaffiliated customers	-	-	-	-	-
Intersegment	(868,589)	(891,444)	-	(7,238,242)	(1,697,365)
Total	(868,589)	(891,444)	-	(7,238,242)	(1,697,365)
Operating cost and expenses	(805,128)	(826,512)	-	(6,709,400)	(1,590,130)
Operating profit	(63,461)	(64,932)	-	(528,842)	(107,235)
Consolidated					
Net sales:					
Unaffiliated customers	¥ 1,384,483	¥ 1,473,975	- 6.1	$ 11,537,358	¥ 2,907,573
Intersegment	-	-	-	-	-
Total	1,384,483	1,473,975	- 6.1	11,537,358	2,907,573
Operating cost and expenses	1,244,455	1,310,335	- 5.0	10,370,458	2,625,734
Operating profit	140,028	163,640	- 14.4	1,166,900	281,839

Note: General corporate expenses of JPY 57,366 million (U.S.$478,050 thousand) and JPY 54,729 million for the six months ended June 30, 2002 and 2001, respectively, are included in "Corporate and Eliminations."

5. CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of U.S. dollars	Millions of yen
	As of June 30, 2002 (Unaudited)	As of Dec 31, 2001 (Audited)	Change	**As of June 30, 2002 (Unaudited)**	As of June 30, 2001 (Unaudited)
ASSETS					
Current assets:					
Cash and cash equivalents	¥ **445,206**	¥ 506,234	¥(61,028)	$ **3,710,050**	¥ 487,257
Marketable securities	**7,258**	4,772	2,486	**60,483**	12,479
Trade receivables, less allowance	**434,733**	456,635	(21,902)	**3,622,775**	443,191
Inventories	**427,383**	448,300	(20,917)	**3,561,525**	517,098
Prepaid expenses and other current assets	**226,140**	214,353	11,787	**1,884,500**	211,193
Total current assets	**1,540,720**	1,630,294	(89,574)	**12,839,333**	1,671,218
Noncurrent receivables and restricted funds	**20,392**	21,125	(733)	**169,933**	26,533
Investments	**67,348**	66,168	1,180	**561,233**	73,236
Net property, plant and equipment	**830,378**	821,125	9,253	**6,919,817**	804,495
Other assets	**305,671**	306,044	(373)	**2,547,259**	251,793
Total assets	¥ **2,764,509**	¥ 2,844,756	¥(80,247)	$ **23,037,575**	¥ 2,827,275
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities:					
Short-term loans	¥ **103,847**	¥ 200,104	¥(96,257)	$ **865,392**	¥ 198,034
Trade payables	**382,484**	354,446	28,038	**3,187,367**	432,502
Income taxes	**41,371**	65,324	(23,953)	**344,758**	65,531
Accrued expenses	**141,935**	157,335	(15,400)	**1,182,792**	133,619
Other current liabilities	**77,257**	76,974	283	**643,808**	78,829
Total current liabilities	**746,894**	854,183	(107,289)	**6,224,117**	908,515
Long-term debt, excluding current installments	**87,136**	95,526	(8,390)	**726,133**	136,609
Accrued pension and severance cost	**251,341**	237,537	13,804	**2,094,508**	160,790
Other noncurrent liabilities	**19,729**	17,645	2,084	**164,409**	26,063
Total liabilities	**1,105,100**	1,204,891	(99,791)	**9,209,167**	1,231,977
Minority interests	**159,415**	181,389	(21,974)	**1,328,458**	197,298
Stockholders' equity:					
Common stock	**165,651**	165,287	364	**1,380,425**	165,144
Additional paid-in capital	**393,871**	392,456	1,415	**3,282,259**	392,287
Retained earnings	**1,096,678**	1,036,178	60,500	**9,138,983**	977,879
Accumulated other comprehensive income (loss)	**(155,003)**	(135,168)	(19,835)	**(1,291,692)**	(137,310)
Treasury stock	**(1,203)**	(277)	(926)	**(10,025)**	0
Total stockholders' equity	**1,499,994**	1,458,476	41,518	**12,499,950**	1,398,000
Total liabilities and stockholders' equity	¥ **2,764,509**	¥ 2,844,756	¥(80,247)	$ **23,037,575**	¥ 2,827,275

	Millions of yen		Thousands of U.S. dollars	Millions of yen
	As of June 30, 2002 (Unaudited)	As of Dec 31, 2001 (Audited)	**As of June 30, 2002 (Unaudited)**	As of June 30, 2001 (Unaudited)
Allowance for doubtful receivables	¥ **11,602**	¥ 11,091	$ **96,683**	¥ 11,464
Accumulated depreciation	**1,048,952**	1,025,107	**8,741,267**	1,000,262
Accumulated other comprehensive income (loss):				
Foreign currency translation adjustments	**(76,006)**	(52,660)	**(633,383)**	(86,658)
Net unrealized gains on securities	**7**	564	**58**	3,165
Minimum pension liability adjustments	**(80,324)**	(80,649)	**(669,367)**	(53,465)
Net gains (losses) on derivative financial instruments	**1,320**	(2,423)	**11,000**	(352)

6. CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Millions of yen		Thousands of U.S. dollars	Millions of yen
	Six months ended June 30, 2002 (Unaudited)	Six months ended June 30, 2001 (Unaudited)	**Six months ended June 30, 2002 (Unaudited)**	Year ended December 31, 2001 (Audited)
Balance at beginning of period	**¥ 1,036,178**	¥ 888,761	**$ 8,634,817**	¥ 888,761
Net income	**73,205**	100,063	**610,042**	167,561
Cash dividends	**(12,705)**	(10,945)	**(105,876)**	(20,144)
Balance at end of period	**¥ 1,096,678**	¥ 977,879	**$ 9,138,983**	¥ 1,036,178

7. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of U.S. dollars	Millions of yen
	Six months ended June 30, 2002 (Unaudited)	Six months ended June 30, 2001 (Unaudited)	**Six months ended June 30, 2002 (Unaudited)**	Year ended December 31, 2001 (Audited)
Net income	**¥ 73,205**	¥ 100,063	**$ 610,042**	¥ 167,561
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	**71,945**	70,334	**599,542**	152,300
Loss on disposal of property, plant and equipment	**6,609**	7,928	**55,075**	20,323
Gain on securities contributed to retirement benefit trust	**-**	(15,536)	**-**	(15,536)
Deferred income taxes	**938**	5,141	**7,817**	2,172
Decrease in trade receivables	**8,357**	32,888	**69,642**	47,844
Decrease(increase) in inventories	**11,237**	(14,685)	**93,642**	73,858
Increase (decrease) in trade payables	**38,323**	(25,352)	**319,358**	(161,157)
Increase (decrease) in income taxes	**(23,583)**	11,391	**(196,525)**	10,561
Increase (decrease) in accrued expenses	**2,794**	(14,985)	**23,282**	2,177
Other, net	**13,092**	20,993	**109,100**	5,649
Net cash provided by operating activities	**202,917**	178,180	**1,690,975**	305,752
Cash flows from investing activities:				
Capital expenditure	**(104,906)**	(105,316)	**(874,217)**	(207,674)
Proceeds from sale of property, plant and equipment	**7,436**	3,468	**61,967**	10,224
Payment for purchase of marketable securities	**(3,196)**	(9,460)	**(26,633)**	(9,225)
Proceeds from sale of marketable securities	**959**	1,806	**7,992**	9,473
Payment for purchase of investments	**(22,379)**	(1,389)	**(186,492)**	(2,452)
Other	**(8,580)**	4,267	**(71,500)**	7,062
Net cash used in investing activities	**(130,666)**	(106,624)	**(1,088,883)**	(192,592)
Cash flows from financing activities:				
Proceeds from long-term debt	**3,197**	4,209	**26,642**	7,417
Repayment of long-term debt	**(10,877)**	(10,132)	**(90,642)**	(40,423)
Decrease in short-term loans	**(97,148)**	(50,955)	**(809,567)**	(64,292)
Dividends paid	**(12,705)**	(10,945)	**(105,875)**	(20,144)
Other	**(2,400)**	(1,839)	**(20,000)**	(3,786)
Net cash used in financing activities	**(119,933)**	(69,662)	**(999,442)**	(121,228)
Effect of exchange rate changes on cash and cash equivalents	**(13,346)**	(8,599)	**(111,217)**	20,340
Net change in cash and cash equivalents	**(61,028)**	(6,705)	**(508,567)**	12,272
Cash and cash equivalents at beginning of period	**506,234**	493,962	**4,218,617**	493,962
Cash and cash equivalents at end of period	**¥ 445,206**	¥ 487,257	**$ 3,710,050**	¥ 506,234

8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1) CHANGES IN GROUP OF ENTITIES

Subsidiaries

Addition:	Ueno Canon Materials Inc. and 18 other companies
Removal:	20 regional sales subsidiaries of Canon System & Support Inc. and 9 other companies

Note: Ueno Canon Materials Inc. was established as a wholly owned subsidiary in April 2002 through the spin-off of Ueno Chemical Products Plant.
Canon Aptex Inc. ("CAI") and Copyer Co., LTD. ("COPYER") executed a Memorandum of Understanding on the merger of CAI and COPYER as of January 1, 2003.

Affiliates (Carried at Equity Basis)

Addition:	2 companies
Removal:	2 companies

(2) SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with accounting principles generally accepted in the United States of America.

We have engaged KPMG to complete a review of the consolidated financial statements as of and for six months ended June 30, 2002, in accordance with Statement of Auditing Standards No.71, "Interim Financial Information", established by the American Institute of Certified Public Accountants.

1. Marketable Securities and Marketable Investments
Canon's consolidated financial statements are based on SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Under SFAS 115, certain investments in debt and equity securities should be classified as trading, available-for-sale or held-to-maturity. Canon's marketable securities and marketable investments consist of available-for-sale securities. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized.

2. Inventories
Inventories are stated at the lower of cost or market. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

3. Depreciation
Depreciation is calculated principally by the declining-balance method over the estimated useful lives of assets.

4. Employee Retirement and Severance Benefits
Canon has been adopting SFAS 87, "Employer's Accounting for Pensions."

5. New Accounting Standards
In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.141 ("SFAS 141"), "Business Combinations," and Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." Canon adopted the provisions of SFAS 141 and SFAS 142 on January 1, 2002, with the exception of the immediate requirement to use the purchase method of accounting for all future business combinations completed after June 30, 2001. The adoption of SFAS 141 and SFAS 142 did not have a material effect on Canon's consolidated financial position and results of operations.

   In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations." Canon is required to adopt the provisions of SFAS 143 on January 1, 2003. Currently, the effect on Canon's consolidated financial statements of adopting SFAS 143 has not been determined.

   In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." Canon adopted the provisions of SFAS 144 on January 1, 2002. The adoption of SFAS 144 did not have a material effect on Canon's consolidated financial position and results of operations.

9. MARKETABLE SECURITIES AND DERIVATIVE CONTRACTS

(1) MARKET VALUE ON MARKETABLE SECURITIES

	Millions of yen					
	As of June 30, 2002			As of December 31, 2001		
	Acquisition Cost	**Estimated Fair Value**	**Unrealized Gains/Losses**	Acquisition Cost	Estimated Fair Value	Unrealized Gains/Losses
Marketable securities:						
Governmental bond securities	**¥ 56**	**¥ 56**	**¥ 0**	¥ 55	¥ 55	¥ 0
Corporate debt securities	**5,690**	**5,734**	**44**	3,623	3,682	59
Bank debt securities	**91**	**91**	**0**	91	91	0
Fund trust	**214**	**302**	**88**	0	0	0
Equity securities	**1,155**	**1,075**	**(80)**	1,008	944	(64)
	¥ 7,206	**¥ 7,258**	**¥ 52**	¥ 4,777	¥ 4,772	¥ (5)
Investment securities:						
Governmental bond securities	**¥ 208**	**¥ 208**	**¥ 0**	¥ 201	¥ 201	¥ 0
Corporate debt securities	**5,579**	**5,703**	**124**	5,553	5,820	267
Bank debt securities	**150**	**150**	**0**	0	0	0
Fund trust	**2,389**	**2,542**	**153**	1,891	1,971	80
Equity securities	**6,147**	**9,383**	**3,236**	6,430	11,419	4,989
	¥ 14,473	**¥ 17,986**	**¥ 3,513**	¥ 14,075	¥ 19,411	¥ 5,336

	Thousands of U.S. dollars		
	As of June 30, 2002		
	Acquisition Cost	**Estimated Fair Value**	**Unrealized Gains/Losses**
Marketable securities:			
Governmental bond securities	**$ 467**	**$ 467**	**$ 0**
Corporate debt securities	**47,416**	**47,783**	**367**
Bank debt securities	**758**	**758**	**0**
Fund trust	**1,784**	**2,517**	**733**
Equity securities	**9,625**	**8,958**	**(667)**
	$ 60,050	**$ 60,483**	**$ 433**
Investment securities:			
Governmental bond securities	**$ 1,733**	**$ 1,733**	**$ 0**
Corporate debt securities	**46,492**	**47,525**	**1,033**
Bank debt securities	**1,250**	**1,250**	**0**
Fund trust	**19,908**	**21,183**	**1,275**
Equity securities	**51,225**	**78,192**	**26,967**
	$ 120,608	**$ 149,883**	**$ 29,275**

(2) DERIVATIVE CONTRACTS

	Millions of yen				Thousands of U.S. dollars	
	As of June 30, 2002		As of December 31, 2001		**As of June 30, 2002**	
	Contract Amount	**Estimated Fair Value**	Contract Amount	Estimated Fair Value	**Contract Amount**	**Estimated Fair Value**
Trade receivables and anticipated sales transactions:						
To sell foreign currencies	**¥ 338,732**	**¥ 7,241**	¥ 250,888	¥ (13,499)	**$ 2,822,767**	**$ 60,342**
To buy foreign currencies	**14,267**	**(98)**	13,743	399	**118,892**	**(817)**
Long-term debt (including due within a year):						
Interest rate swaps:						
Receive-fixed	**¥ 21,364**	**¥ 287**	¥ 21,548	¥ 575	**$ 178,033**	**$ 2,392**
Pay-fixed	**58,708**	**(1,022)**	62,788	(1,463)	**489,233**	**(8,517)**

1. NON-CONSOLIDATED STATEMENTS OF INCOME

(Parent company only)

	Millions of yen			Millions of yen
	Six months ended June 30, 2002	Six months ended June 30, 2001	Change(%)	Year ended December 31, 2001
Net sales	¥ **808,357**	¥ 903,737	- 10.6	¥ 1,707,459
Cost of sales	**525,023**	584,730		1,129,305
Gross profit	**283,333**	319,007	- 11.2	578,153
Selling, general and administrative expenses	**193,482**	190,172		384,763
Operating profit	**89,851**	128,834	- 30.3	193,389
Other income (deductions):				
Interest and dividend income	**8,612**	2,772		15,117
Interest expense	**(152)**	(2,680)		(4,005)
Other, net	**(4,612)**	1,108		6,626
	3,847	1,200		17,737
Ordinary profit	**93,698**	130,035	- 27.9	211,127
Non-ordinary loss, net	**3,146**	91,752		163,118
Income before income taxes	**90,551**	38,283		48,009
Income taxes	**32,073**	12,172		8,846
Net income	¥ **58,478**	¥ 26,111	+ 124.0	¥ 39,163

	Yen			Yen
Net income per share:				
Basic	¥ **66.71**	¥ 29.82		¥ 44.71

Note : Amounts less than 1 million yen have been omitted.

2. DETAILS OF SALES

(Parent company only)

Sales by product

	Millions of yen			Millions of yen
	Six months ended June 30, 2002	Six months ended June 30, 2001	Change(%)	Year ended December 31, 2001
Business machines:				
Copying machines	¥ **202,010**	¥ 206,854	- 2.3	¥ 406,387
Computer peripherals	**382,620**	438,746	- 12.8	813,194
Business systems	**40,452**	31,537	+ 28.3	68,085
	625,082	677,139	- 7.7	1,287,667
Cameras	**146,805**	135,186	+ 8.6	269,986
Optical and other products	**36,468**	91,412	- 60.1	149,805
Total	¥ **808,357**	¥ 903,737	- 10.6	¥ 1,707,459

Sales by region

	Millions of yen			Millions of yen
	Six months ended June 30, 2002	Six months ended June 30, 2001	Change(%)	Year ended December 31, 2001
Japan	¥ **138,927**	¥ 170,122	- 18.3	¥ 329,809
Overseas:				
Americas	**299,151**	337,737	- 11.4	634,010
Europe	**268,421**	282,981	- 5.1	533,795
Other areas	**101,856**	112,896	- 9.8	209,842
	669,429	733,615	- 8.7	1,377,649
Total	¥ **808,357**	¥ 903,737	- 10.6	¥ 1,707,459

Note: Amounts less than 1 million yen have been omitted.

3. NON-CONSOLIDATED BALANCE SHEETS

(Parent company only)

	Millions of yen			
	As of June 30, 2002	As of Dec.31, 2001	Change	As of June 30, 2001
ASSETS				
Current assets:				
Cash	**¥ 70,017**	¥ 121,061	¥ (51,044)	¥ 116,820
Trade receivables	**465,620**	385,941	79,679	395,811
Marketable securities	**395**	103	292	74
Inventories	**169,882**	171,512	(1,630)	196,843
Prepaid expenses and other current assets	**142,617**	120,819	21,798	126,099
Allowance for doubtful accounts	**(10,176)**	(9,803)	(373)	(11,071)
Total current assets	**838,357**	789,635	48,722	824,579
Fixed assets:				
Net property, plant and equipment	**445,861**	420,368	25,493	408,425
Intangibles	**33,060**	39,105	(6,045)	43,400
Investments and other fixed assets	**422,628**	408,976	13,652	374,484
Allowance for doubtful accounts	**(16)**	(20)	4	(29)
Total fixed assets	**901,534**	868,431	33,103	826,280
Total assets	**¥ 1,739,891**	¥ 1,658,066	¥ 81,825	¥ 1,650,860
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Trade payables	**¥ 271,186**	¥ 242,926	¥ 28,260	¥ 300,076
Short-term loans	**63,173**	26,306	36,867	27,532
Income taxes	**30,922**	50,397	(19,475)	52,580
Other current liabilities	**40,586**	53,274	(12,688)	37,799
Total current liabilities	**405,869**	372,904	32,965	417,988
Long-term debt, excluding current installments	**18,219**	18,950	(731)	41,908
Accrued pension and severance cost	**152,419**	147,768	4,651	73,648
Total liabilities	**576,507**	539,622	36,885	533,546
Stockholders' equity:				
Common stock	**165,651**	165,287	364	165,144
Additional paid-in capital	**297,189**	296,370	819	296,227
Retained earnings	**699,541**	653,898	45,643	650,044
Net unrealized gains on securities	**2,205**	3,163	(958)	5,897
Treasury stock	**(1,203)**	(276)	(927)	-
Total stockholders' equity	**1,163,384**	1,118,443	44,941	1,117,314
Total liabilities and stockholders' equity	**¥ 1,739,891**	¥ 1,658,066	¥ 81,825	¥ 1,650,860

	Millions of yen		Millions of yen
	As of June 30, 2002	As of Dec.31, 2001	As of June 30, 2001
Accumulated depreciation	**¥ 567,337**	¥ 558,938	¥ 548,660

Note : Amounts less than 1 million yen have been omitted.

July 30, 2002

CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2002
SUPPLEMENTARY REPORT

TABLE OF CONTENTS

[NOTES]

This report contains forward-looking statements which reflect management's current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in any forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. (Cautionary Statements for Purposes of the Safe Harbor Provisions of the United States Private Securities Litigation Reform Act of 1995.)

1. SALES BY REGION AND PRODUCT

(Millions of yen)

	2002			2001			Change		
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Japan									
Business machines	135,228	273,194	565,000	149,545	304,822	597,582	-9.6%	-10.4%	-5.5%
Copying machines	64,760	128,451	253,700	63,050	126,751	251,529	+2.7%	+1.3%	+0.9%
Computer peripherals	35,620	70,112	154,200	39,074	78,066	160,528	-8.8%	-10.2%	-3.9%
Business systems	34,848	74,631	157,100	47,421	100,005	185,525	-26.5%	-25.4%	-15.3%
Cameras	24,643	43,269	96,400	23,735	40,375	89,509	+3.8%	+7.2%	+7.7%
Optical and other products	22,879	44,675	100,400	41,296	74,690	140,197	-44.6%	-40.2%	-28.4%
Total	182,750	361,138	761,800	214,576	419,887	827,288	-14.8%	-14.0%	-7.9%
Overseas									
Business machines	419,096	798,489	1,670,800	420,329	833,408	1,625,907	-0.3%	-4.2%	+2.8%
Copying machines	178,481	343,980	686,000	162,236	308,513	640,285	+10.0%	+11.5%	+7.1%
Computer peripherals	207,800	389,343	857,300	227,896	465,379	864,824	-8.8%	-16.3%	-0.9%
Business systems	32,815	65,166	127,500	30,197	59,516	120,798	+8.7%	+9.5%	+5.5%
Cameras	101,038	168,123	352,000	79,408	134,588	291,858	+27.2%	+24.9%	+20.6%
Optical and other products	30,508	56,733	125,400	44,964	86,092	162,520	-32.2%	-34.1%	-22.8%
Total	550,642	1,023,345	2,148,200	544,701	1,054,088	2,080,285	+1.1%	-2.9%	+3.3%
Americas									
Business machines	193,342	372,610	765,900	210,816	409,931	805,051	-8.3%	-9.1%	-4.9%
Copying machines	90,148	172,924	332,300	82,480	158,506	335,209	+9.3%	+9.1%	-0.9%
Computer peripherals	88,995	170,130	379,200	116,223	227,291	420,753	-23.4%	-25.1%	-9.9%
Business systems	14,199	29,556	54,400	12,113	24,134	49,089	+17.2%	+22.5%	+10.8%
Cameras	45,938	75,309	152,300	36,267	59,256	132,523	+26.7%	+27.1%	+14.9%
Optical and other products	6,431	14,853	30,600	9,897	21,537	44,530	-35.0%	-31.0%	-31.3%
Total	245,711	462,772	948,800	256,980	490,724	982,104	-4.4%	-5.7%	-3.4%
Europe									
Business machines	170,425	325,728	702,500	157,503	326,757	638,563	+8.2%	-0.3%	+10.0%
Copying machines	72,554	140,783	294,000	65,302	124,687	253,635	+11.1%	+12.9%	+15.9%
Computer peripherals	82,934	155,961	348,900	77,577	172,996	325,412	+6.9%	-9.8%	+7.2%
Business systems	14,937	28,984	59,600	14,624	29,074	59,516	+2.1%	-0.3%	+0.1%
Cameras	40,993	68,475	151,600	34,514	59,481	124,265	+18.8%	+15.1%	+22.0%
Optical and other products	6,447	12,414	26,000	11,279	22,973	43,276	-42.8%	-46.0%	-39.9%
Total	217,865	406,617	880,100	203,296	409,211	806,104	+7.2%	-0.6%	+9.2%
Other areas									
Business machines	55,329	100,151	202,400	52,010	96,720	182,293	+6.4%	+3.5%	+11.0%
Copying machines	15,779	30,273	59,700	14,454	25,320	51,441	+9.2%	+19.6%	+16.1%
Computer peripherals	35,871	63,252	129,200	34,096	65,092	118,659	+5.2%	-2.8%	+8.9%
Business systems	3,679	6,626	13,500	3,460	6,308	12,193	+6.3%	+5.0%	+10.7%
Cameras	14,107	24,339	48,100	8,627	15,851	35,070	+63.5%	+53.5%	+37.2%
Optical and other products	17,630	29,466	68,800	23,788	41,582	74,714	-25.9%	-29.1%	-7.9%
Total	87,066	153,956	319,300	84,425	154,153	292,077	+3.1%	-0.1%	+9.3%
Total									
Business machines	554,324	1,071,683	2,235,800	569,874	1,138,230	2,223,489	-2.7%	-5.8%	+0.6%
Copying machines	243,241	472,431	939,700	225,286	435,264	891,814	+8.0%	+8.5%	+5.4%
Computer peripherals	243,420	459,455	1,011,500	266,970	543,445	1,025,352	-8.8%	-15.5%	-1.4%
Business systems	67,663	139,797	284,600	77,618	159,521	306,323	-12.8%	-12.4%	-7.1%
Cameras	125,681	211,392	448,400	103,143	174,963	381,367	+21.9%	+20.8%	+17.6%
Optical and other products	53,387	101,408	225,800	86,260	160,782	302,717	-38.1%	-36.9%	-25.4%
Total	733,392	1,384,483	2,910,000	759,277	1,473,975	2,907,573	-3.4%	-6.1%	+0.1%

(P)=Projection

2. SALES COMPOSITION BY PRODUCT

	2002			2001		
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year
Copying machines						
Monochrome	82%	82%	82%	79%	80%	81%
Color	18%	18%	18%	21%	20%	19%
Digital*	91%	89%	-	83%	82%	84%
Analog*	9%	11%	-	17%	18%	16%
Computer peripherals						
Laser beam printers	71%	69%	69%	73%	75%	71%
Bubble Jet printers	26%	27%	27%	24%	22%	25%
Others	3%	4%	4%	3%	3%	4%
Business systems						
Facsimiles	46%	44%	42%	36%	35%	36%
Personal Computers	43%	45%	47%	54%	55%	54%
Others	11%	11%	11%	10%	10%	10%
Cameras						
Film cameras / Lenses	32%	34%	32%	47%	49%	46%
Digital cameras	45%	43%	45%	31%	29%	33%
Video camcorders	23%	23%	23%	22%	22%	21%
Optical and other products						
Semiconductor production equipment	43%	43%	51%	61%	59%	59%
Others	57%	57%	49%	39%	41%	41%

*Among office-use monochrome models (body only)

3. SALES GROWTH IN LOCAL CURRENCY

	2002 Change year over year		
	2nd quarter	1st half	Year (P)
Business machines			
Japan	-9.6%	-10.4%	-5.5%
Overseas	-5.2%	-10.7%	+0.6%
Total	-6.4%	-10.6%	-1.0%
Cameras			
Japan	+3.8%	+7.2%	+7.7%
Overseas	+20.4%	+16.6%	+17.4%
Total	+16.6%	+14.4%	+15.1%
Optical and other products			
Japan	-44.6%	-40.2%	-28.4%
Overseas	-33.8%	-36.7%	-23.9%
Total	-39.0%	-38.3%	-26.0%
Total			
Japan	-14.8%	-14.0%	-7.9%
Overseas	-3.9%	-9.4%	+1.1%
Americas	-7.4%	-12.0%	-3.2%
Europe	-0.7%	-7.6%	+3.9%
Others	-0.6%	-5.7%	+7.8%
Total	-7.0%	-10.7%	-1.5%

4. SEGMENT INFORMATION BY PRODUCT

(Millions of yen)

	2002			2001			Change		
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year (P)
Business machines									
Unaffiliated customers	554,324	1,071,683	2,235,800	569,874	1,138,230	2,223,489	-2.7%	-5.8%	+0.6%
Intersegment	-	-	-	-	-	-	-	-	-
Total sales	554,324	1,071,683	2,235,800	569,874	1,138,230	2,223,489	-2.7%	-5.8%	+0.6%
Operating profit	95,280	177,851	376,000	101,152	186,974	334,918	-5.8%	-4.9%	+12.3%
% of sales	17.2%	16.6%	16.8%	17.7%	16.4%	15.1%	-	-	-
Cameras									
Unaffiliated customers	125,681	211,392	448,400	103,143	174,963	381,367	+21.9%	+20.8%	+17.6%
Intersegment	-	-	-	-	-	-	-	-	-
Total sales	125,681	211,392	448,400	103,143	174,963	381,367	+21.9%	+20.8%	+17.6%
Operating profit	17,359	28,055	62,700	10,270	15,304	36,144	+69.0%	+83.3%	+73.5%
% of sales	13.8%	13.3%	14.0%	10.0%	8.7%	9.5%	-	-	-
Optical and other products									
Unaffiliated customers	53,387	101,408	225,800	86,260	160,782	302,717	-38.1%	-36.9%	-25.4%
Intersegment	34,485	63,259	123,300	30,451	62,165	116,748	+13.2%	+1.8%	+5.6%
Total sales	87,872	164,667	349,100	116,711	222,947	419,465	-24.7%	-26.1%	-16.8%
Operating profit	-4,036	-8,491	-13,400	7,216	16,044	23,850	-	-	-
% of sales	-4.6%	-5.2%	-3.8%	6.2%	7.2%	5.7%	-	-	-
Corporate and Eliminations									
Unaffiliated customers	-	-	-	-	-	-	-	-	-
Intersegment	-34,485	-63,259	-123,300	-30,451	-62,165	-116,748	-	-	-
Total sales	-34,485	-63,259	-123,300	-30,451	-62,165	-116,748	-	-	-
Operating profit	-33,126	-57,387	-120,300	-31,998	-54,682	-113,073	-	-	-
Consolidated									
Unaffiliated customers	733,392	1,384,483	2,910,000	759,277	1,473,975	2,907,573	-3.4%	-6.1%	+0.1%
Intersegment	-	-	-	-	-	-	-	-	-
Total sales	733,392	1,384,483	2,910,000	759,277	1,473,975	2,907,573	-3.4%	-6.1%	+0.1%
Operating profit	75,477	140,028	305,000	86,640	163,640	281,839	-12.9%	-14.4%	+8.2%
% of sales	10.3%	10.1%	10.5%	11.4%	11.1%	9.7%	-	-	-

5.OTHER INCOME (DEDUCTIONS)

(Millions of yen)

	2002			2001			Change		
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Interest & dividend, net	550	1,252	1,800	-226	-88	-1,141	+776	+1,340	+2,941
Forex gain / loss	-13,707	-18,173	-23,800	-6,729	-13,146	-14,801	-6,978	-5,027	-8,999
Equity earnings / loss of affiliated companies	-164	-1,800	-1,400	-481	1,712	-1,845	+317	-3,512	+445
Others, net	3,022	5,888	6,400	15,707	16,504	17,514	-12,685	-10,616	-11,114
Total	-10,299	-12,833	-17,000	8,271	4,982	-273	-18,570	-17,815	-16,727

6. PROFITABILITY

	2002		2001	
	1st half	Year(P)	1st half	Year
ROE	9.9%	11.0%	14.8%	12.2%
ROA	5.2%	5.9%	7.1%	5.9%

7. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates

(Yen)

	2002			2001	
	1st half	2nd half(P)	Year(P)	1st half	Year
Yen/US$	129.31	115.00	122.16	120.58	121.60
Yen/Euro	116.35	115.00	115.68	108.08	108.80

(2) Impact of foreign exchange rates on sales

(Billions of yen)

	2002	
	1st half	Year(P)
US$	+40.5	-2.8
Euro	+24.7	+43.8
Other currencies	+2.7	+4.6
Total	+67.9	+45.6

(3) Impact of foreign exchange rates per yen

(Billions of yen)

	2002
	2nd half(P)
On sales	
US$	5.7
Euro	3.5
On operating profit	
US$	2.1
Euro	2.2

8. CASH FLOWS

(Millions of yen)

	2002		2001	
	1st half	Year(P)	1st half	Year
Net cash provided by operating activities				
Net income	73,205	168,000	100,063	167,561
Depreciation and amortization	71,945	160,000	70,334	152,300
Other, net	57,767	47,000	7,783	-14,109
Total	202,917	375,000	178,180	305,752
Net cash used in investing activities	-130,666	-245,000	-106,624	-192,592
Free cash flow	72,251	130,000	71,556	113,160
Net cash provided by (used in) financing activities	-119,933	-153,000	-69,662	-121,228
Effect of exchange rate changes on cash & cash equivalents	-13,346	-13,334	-8,599	20,340
Net change in cash and cash equivalents	-61,028	-36,334	-6,705	12,272
Cash and cash equivalents at end of each period	445,206	469,900	487,257	506,234

9. CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION

(Millions of yen)

	2002		2001	
	1st half	Year(P)	1st half	Year
Capital expenditure	104,906	205,000	105,316	207,674
Depreciation and amortization	71,945	160,000	70,334	152,300

10. R&D EXPENDITURE

(Millions of yen)

	2002		2001	
	1st half	Year(P)	1st half	Year
Business machines	55,434	-	54,449	108,150
Cameras	12,983	-	10,849	22,527
Optical and other products	42,158	-	41,896	87,939
Total	110,575	230,000	107,194	218,616
% of sales	8.0%	7.9%	7.3%	7.5%

11. INVENTORIES

(1) Inventories

(Millions of yen)

	2002 Jun.30	2001 Dec.31	Change
Business machines	260,047	287,064	-27,017
Cameras	47,962	49,325	-1,363
Optical and other products	119,374	111,911	+7,463
Total	427,383	448,300	-20,917

(2) Inventories/Sales*

(Days)

	2002 Jun.30	2001 Dec.31	Change
Business machines	44	48	-4
Cameras	41	44	-3
Optical and other products	215	144	+71
Total	56	57	-1

*Index based on the previous six months sales.

12. DEBT RATIO

	2002 Jun.30	2001 Dec.31	Difference
Total debt / Total assets	6.9%	10.4%	-3.5%

13. OVERSEAS PRODUCTION RATIO

	2002 1st half	2001 Year	Difference
Overseas production ratio	40%	35%	+5%

14. NUMBER OF EMPLOYEES

	2002 Jun.30	2001 Dec.31	Change
Japan	44,932	44,809	+123
Overseas	52,450	48,811	+3,639
Total	97,382	93,620	+3,762